

13000254

NoAct



UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

P.E. 12/27/12

January 11, 2013

Stephanie A. Shinn
Baxter International Inc.
stephanie_shinn@baxter.com

Act: 1934
Section:
Rule: 14a-8
Public
Availability: 1/11/13

Re: Baxter International Inc.
Incoming letter dated December 27, 2012

Dear Ms. Shinn:

This is in response to your letter dated December 27, 2012 concerning the shareholder proposal submitted to Baxter by John Chevedden. We also have received letters from the proponent dated December 28, 2012 and January 6, 2013. Copies of all of the correspondence on which this response is based will be made available on our website at http://www.sec.gov/divisions/corpfin/cf-noaction/14a-8.shtml. For your reference, a brief discussion of the Division's informal procedures regarding shareholder proposals is also available at the same website address.

Sincerely,

Ted Yu
Senior Special Counsel

Enclosure

cc: John Chevedden
*** FISMA & OMB Memorandum M-07-16 ***

January 11, 2013

Response of the Office of Chief Counsel
<u>Division of Corporation Finance</u>

Re: Baxter International Inc.
Incoming letter dated December 27, 2012

The proposal asks the board to take the steps necessary unilaterally (to the fullest extent permitted by law) to amend the bylaws and each appropriate governing document to give holders of 10% of the company's outstanding common stock (or the lowest percentage permitted by law above 10%) the power to call a special shareowner meeting.

There appears to be some basis for your view that Baxter may exclude the proposal under rule 14a-8(i)(9). You represent that matters to be voted on at the upcoming shareholders' meeting include a proposal sponsored by Baxter to approve amendments to Baxter's certificate of incorporation that would require Baxter to call a special meeting of shareholders upon the request of shareholders of record who hold in the aggregate at least 25% of the outstanding shares of common stock of Baxter. You indicate that the proposal and the proposal sponsored by Baxter directly conflict. You also indicate that inclusion of both proposals would present alternative and conflicting decisions for the shareholders and would create the potential for inconsistent and ambiguous results. Accordingly, we will not recommend enforcement action to the Commission if Baxter omits the proposal from its proxy materials in reliance on rule 14a-8(i)(9).

Sincerely,

Mark F. Vilardo
Special Counsel

DIVISION OF CORPORATION FINANCE
INFORMAL PROCEDURES REGARDING SHAREHOLDER PROPOSALS

The Division of Corporation Finance believes that its responsibility with respect to matters arising under Rule 14a-8 [17 CFR 240.14a-8], as with other matters under the proxy rules, is to aid those who must comply with the rule by offering informal advice and suggestions and to determine, initially, whether or not it may be appropriate in a particular matter to recommend enforcement action to the Commission. In connection with a shareholder proposal under Rule 14a-8, the Division's staff considers the information furnished to it by the Company in support of its intention to exclude the proposals from the Company's proxy materials, as well as any information furnished by the proponent or the proponent's representative.

Although Rule 14a-8(k) does not require any communications from shareholders to the Commission's staff, the staff will always consider information concerning alleged violations of the statutes administered by the Commission, including argument as to whether or not activities proposed to be taken would be violative of the statute or rule involved. The receipt by the staff of such information, however, should not be construed as changing the staff's informal procedures and proxy review into a formal or adversary procedure.

It is important to note that the staff's and Commission's no-action responses to Rule 14a-8(j) submissions reflect only informal views. The determinations reached in these no-action letters do not and cannot adjudicate the merits of a company's position with respect to the proposal. Only a court such as a U.S. District Court can decide whether a company is obligated to include shareholder proposals in its proxy materials. Accordingly a discretionary determination not to recommend or take Commission enforcement action, does not preclude a proponent, or any shareholder of a company, from pursuing any rights he or she may have against the company in court, should the management omit the proposal from the company's proxy material.

JOHN CHEVEDDEN

*** FISMA & OMB Memorandum M-07-16 ***

January 6, 2013

Office of Chief Counsel
Division of Corporation Finance
Securities and Exchange Commission
100 F Street, NE
Washington, DC 20549

 # 2 Rule 14a-8 Proposal
Baxter International Inc. (BAX)
Special Meeting (correction)
John Chevedden

Ladies and Gentlemen:

This is in regard to the December 27, 2012 company request concerning this rule 14a-8 proposal.

The company intention (with no details of any work in progress) to submit a management proposal is a hollow intention. If this proposal were withdrawn today this purely defensive company move would vaporize faster than the tape in the opening segment of the *Mission Impossible* TV series.

The company provided no evidence that the framers of the regulations for rule 14a-8 proposals thought it was important to enable companies to scuttle rule 14a-8 proposals by substituting their own weakened versions of rule 14a-8 proposals on topics that the company never had any interest in until it received a rule 14a-8 proposal.

Plus the company has not made a commitment to the Staff that if it publishes its own proposal on this topic that it will make the material disclosure in its 2103 definite proxy that it is making its own proposal in response to a proposal made by a shareholder which got excluded. This is a material fact which cannot lawfully be omitted (rule 14a-9).

This is to request that the Securities and Exchange Commission allow this resolution to stand and be voted upon in the 2013 proxy.

Sincerely,



John Chevedden

cc: Stephanie Shinn <Stephanie_Shinn@baxter.com>

[BAX: Rule 14a-8 Proposal, October 25, 2012, Revised November 23, 2012]

4* – Special Shareowner Meeting Right

Resolved, Shareowners ask our board to take the steps necessary unilaterally (to the fullest extent permitted by law) to amend our bylaws and each appropriate governing document to give holders of 10% of our outstanding common stock (or the lowest percentage permitted by law above 10%) the power to call a special shareowner meeting.

This includes that such bylaw and/or charter text will not have any exclusionary or prohibitive language in regard to calling a special meeting that apply only to shareowners but not to management and/or the board (to the fullest extent permitted by law). This proposal does not impact our board's current power to call a special meeting.

Special meetings allow shareowners to vote on important matters, such as electing new directors that can arise between annual meetings. Shareowner input on the timing of shareowner meetings is especially important when events unfold quickly and issues may become moot by the next annual meeting. This proposal topic won more than 60% support at CVS, Sprint and Safeway.

This proposal should also be evaluated in the context of our Company's overall corporate governance as reported in 2012:

GMI/The Corporate Library, an independent investment research firm, rated our company "High Concern" in Executive Pay – $22 million for CEO Robert Parkinson.

Thomas Stallkamp was on our executive pay and audit committees and had Kmart bankruptcy experience on his resume. Mr. Stallkamp also had 12-years long-tenure at Baxter. Director independence can erode after 10-years. Kornelis Storm was on our audit committee and received by far our highest negative votes which may be related to his age and his having seats on the boards of 4 companies. We did not have a new director for 5-years. Then Uma Chowdhry and Thomas Chen were appointed. Neither had any director experience at a major company. Both had been retired since 2010. Thanks to James Gavin, nomination committee chairman.

In 2012 we gave 90%+ support each to shareholder proposals for annual election of each director (declassification) and a right to a simple majority voting standard. Our management said that both proposals will be on our 2013 annual meeting ballot as management proposals.

However both of these proposals may be doomed to failure because we already gave 90%+ support to a 2011 management proposal for annual election of each director and our management said that the 90%+ vote was a failed vote with this explanation in the 8-K:

(g) By the following vote, shareholders did not approve the proposal (which required the affirmative vote of two-thirds of the 44,281 holders of outstanding shares of the company common stock as of the record date) to amend Article SIXTH of the Company's amended and restated certificate of incorporation to eliminate the classified board structure.

For 3,723
Against 293
Abstain 159

Please encourage our board to respond positively to this proposal to strengthen our corporate governance:

Special Shareowner Meeting Right – Proposal 4*

JOHN CHEVEDDEN

*** FISMA & OMB Memorandum M-07-16 ***

December 28, 2012

Office of Chief Counsel
Division of Corporation Finance
Securities and Exchange Commission
100 F Street, NE
Washington, DC 20549

 # 1 Rule 14a-8 Proposal
Baxter International Inc. (BAX)
Simple Majority Vote
John Chevedden

Ladies and Gentlemen:

This is in regard to the December 27, 2012 company request concerning this rule 14a-8 proposal.

The company intention (with no details of any work in progress) to submit a management proposal is a hollow intention. If this proposal were withdrawn today this purely defensive company move would vaporize faster than the tape in the opening segment of the *Mission Impossible* TV series.

The company provided no evidence that the framers of the regulations for rule 14a-8 proposals thought it was important to enable companies to scuttle rule 14a-8 proposals by substituting their own weakened versions of rule 14a-8 proposals on topics that the company never had any interest in until it received a rule 14a-8 proposal.

This is to request that the Securities and Exchange Commission allow this resolution to stand and be voted upon in the 2013 proxy.

Sincerely,



John Chevedden

cc: Stephanie Shinn <Stephanie_Shinn@baxter.com>



Stephanie A. Shinn
Corporate Vice President,
Associate General Counsel
and Corporate Secretary

December 27, 2012

Via Email

shareholderproposals@sec.gov
Office of Chief Counsel
Division of Corporation Finance
Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C. 20549

Re: Baxter International Inc.—Shareholder Proposal Submitted by John Chevedden

Ladies and Gentlemen:

I am Associate General Counsel of Baxter International Inc., a Delaware corporation (the "Company"). Pursuant to Rule 14a-8(j) under the Securities Exchange Act of 1934, as amended, the Company respectfully requests that the Staff of the Division of Corporation Finance (the "Staff") concur with the Company's view that, for the reasons stated below, the shareholder proposal and statements in support thereof (the "Shareholder Proposal") submitted by John Chevedden (the "Proponent") properly may be omitted from the Company's proxy statement and form of proxy to be distributed by the Company in connection with its 2013 annual meeting of shareholders (the "2013 Proxy Materials").

Pursuant to Rule 14a-8(j), we have:

- filed this letter with the Securities and Exchange Commission (the "Commission") no later than eighty (80) calendar days before the Company intends to file its definitive 2013 Proxy Materials with the Commission; and

- concurrently sent copies of this correspondence to the Proponent.

Rule 14a-8(k) and Staff Legal Bulletin No. 14D (November 7, 2008) ("SLB 14D") provide that stockholder proponents are required to send companies a copy of any correspondence that the proponents elect to submit to the Commission or the Staff. Accordingly, we are taking this opportunity to inform the Proponent that if the Proponent elects to submit additional correspondence to the Commission or the Staff with respect to the Shareholder Proposal, a copy of that correspondence should be furnished concurrently to the undersigned on behalf of the Company pursuant to Rule 14a-8(k) and SLB 14D.



THE SHAREHOLDER PROPOSAL

The Shareholder Proposal states:

> Resolved, Shareowners ask our board to take the steps necessary unilaterally (to the fullest extent permitted by law) to amend our bylaws and each appropriate governing document to give holders of 10% of our outstanding common stock (or the lowest percentage permitted by law above 10%) the power to call a special shareowner meeting.

A copy of the Shareholder Proposal, as well as related correspondence from the Proponent, is attached to this letter as Exhibit A.

BASIS FOR EXCLUSION

We believe that the Shareholder Proposal may be excluded from the 2013 Proxy Materials pursuant to Rule 14a-8(i)(9) because the Shareholder Proposal directly conflicts with one of the Company's own proposals to be submitted to shareholders at the 2013 annual meeting of shareholders (the "2013 Annual Meeting").

ANALYSIS

The Shareholder Proposal May Be Excluded under Rule 14a-8(i)(9) Because It Directly Conflicts with a Proposal to Be Submitted by the Company at its 2013 Annual Meeting.

Currently, neither the Company's Amended and Restated Certificate of Incorporation (the "Charter") nor the Company's Bylaws permit shareholders to call a special meeting. The Company intends to submit a proposal at its 2013 Annual Meeting asking its shareholders to approve amendments to the Charter that would require the Company to call a special meeting of shareholders upon the request of shareholders of record who hold in the aggregate at least 25% of the outstanding shares of common stock of the Company (the "Company Proposal").

Pursuant to Rule 14a-8(i)(9), a company may properly exclude a shareholder proposal from its proxy materials "[i]f the proposal directly conflicts with one of the company's own proposals to be submitted to shareholders at the same meeting." The Commission has stated that, in order for this exclusion to be available, the proposals need not be "identical in scope or focus." *See* Exchange Act Release 34-40018 (May 21, 1998). The purpose of the exclusion is to prevent stockholder confusion as well as reduce the likelihood of inconsistent vote results that would provide a conflicting mandate for management.

The Staff has consistently concluded (including throughout the 2012 proxy season) that a company may exclude, under Rule 14a-8(i)(9), a shareholder proposal on the ability of its shareholders to call a special meeting where the company intended to submit a company-sponsored proposal on the same issue, but with a different ownership threshold. Recently, in *Harris Corporation* (July 20, 2012), the Staff allowed Harris to exclude a shareholder proposal similar to the Shareholder Proposal under Rule 14a-8(i)(9), since the company represented that it would seek shareholder approval of a proposal to amend its governing documents to allow holders of 25% of the company's outstanding stock to call a special meeting. In response to Harris's no-action request, the Staff noted that Harris indicated that the shareholder proposal and the company proposal directly conflicted and that the inclusion of both proposals would present "alternative and conflicting decisions for the shareholders and would create the potential for inconsistent and ambiguous results if both proposals were approved." *See also Cognizant Technology Solutions Corporation* (March 15, 2012) (concurring in the exclusion of a shareholder proposal requesting the calling of special meetings by holders of 10% of the company's outstanding class A common stock when a company proposal would require the holding of 25% of outstanding class A common stock to call such meetings); *Biogen Idec Inc.* (March 13, 2012) (concurring in the exclusion of a shareholder proposal requesting the calling of special meetings by holders of 10% of the company's outstanding common stock when a company proposal would require the continuous holding of a net long position of 25% of outstanding common stock for at least one year to call such meetings); *Flowserve Corporation* (January 31, 2012) (same); *The Dun & Bradstreet Corporation* (January 31, 2012) (concurring in the exclusion of a shareholder proposal requesting the calling of special meetings by holders of 10% of the company's outstanding common stock when a company proposal would require the holding of 40% of outstanding common stock to call such meetings); *The Wendy's Company* (January 31, 2012) (concurring in the exclusion of a shareholder proposal requesting the calling of special meetings by holders of 10% of the company's voting power when a company proposal would require the holding of 20% of the company's voting power to call such meetings); *Yum! Brands, Inc.* (February 15, 2011) (concurring in the exclusion of a shareholder proposal requesting the calling of special meetings by holders of 10% of the company's outstanding common stock when a company proposal would require the holding of 25% of outstanding common stock to call such meetings); *The Hain Celestial Group, Inc.* (September 16, 2010) (same); *Raytheon Co.* (March 29, 2010) (same); *Lowe's Cos., Inc.* (March 22, 2010) (same); *Pinnacle West Capital Corp.* (March 1, 2010) (same); *Goldman Sachs Group, Inc.* (February 3, 2010; recon. denied February 22, 2010) (same); *Genzyme Corp.* (March 1, 2010) (concurring in the exclusion of a shareholder proposal requesting the calling of special meetings by holders of 10% of the company's outstanding common stock when a company proposal would require the holding of 40% of all the votes entitled to be cast on any issue to be considered at the proposed special meeting to call such meetings); and *Liz Claiborne, Inc.* (February 25, 2010) (concurring in the exclusion of a shareholder proposal requesting the calling of special meetings by holders of 10% of the company's outstanding common stock when a company proposal would require the holding of 35% of outstanding stock entitled to vote generally in the election of directors to call such meetings).

Here, the facts are substantially similar to the facts in the above-cited letters. The Shareholder Proposal requests a 10% ownership threshold to call a special meeting, and the Company Proposal would, if approved, institute a 25% ownership threshold to call a special meeting. Consistent with the cited no-action letter precedents, the Shareholder Proposal and the Company Proposal will directly conflict, as the Company cannot institute a share ownership threshold required to call a special meeting of the shareholders that is at once 10% and also 25%. Submitting both proposals to shareholders at the 2013 Annual Meeting would, therefore, present alternative and conflicting decisions for the shareholders and create the potential for inconsistent



and ambiguous results and could provide a conflicting mandate for management. Therefore, the Shareholder Proposal is properly excludable under Rule 14a-8(i)(9).

CONCLUSION

The Company respectfully requests that the Staff concur with the Company's view that it may properly omit the Shareholder Proposal from the 2013 Proxy Materials. Should the Staff disagree with the Company's conclusions regarding the omission of the Shareholder Proposal, or should any additional information be desired in support of the Company's position, I would appreciate the opportunity to confer with the Staff concerning these matters prior to the issuance of your response.

If you should have any questions or require any further information regarding this matter, please do not hesitate to contact me at (224) 948-2292 or by email at stephanie_shinn@baxter.com.

Sincerely,

Stephanie Shinn

Stephanie A. Shinn
Corporate Vice President,
Associate General Counsel
and Corporate Secretary

Cc: John Chevedden (via email and overnight courier)

Exhibit A

THE PROPOSAL

See attached.

JOHN CHEVEDDEN

*** FISMA & OMB Memorandum M-07-16 ***

Mr. Robert L. Parkinson
Chairman of the Board
Baxter International Inc. (BAX)
One Baxter Pkwy
Deerfield, IL 60015

REVISED NOV. 23, 2012

Dear Mr. Parkinson,

I purchased stock and hold stock in our company because I believed our company has unrealized potential. I believe some of this unrealized potential can be unlocked by making our corporate governance more competitive. And this will be virtually cost-free and not require lay-offs.

This Rule 14a-8 proposal is respectfully submitted in support of the long-term performance of our company. This proposal is submitted for the next annual shareholder meeting. Rule 14a-8 requirements will be met including the continuous ownership of the required stock value until after the date of the respective shareholder meeting and presentation of the proposal at the annual meeting. This submitted format, with the shareholder-supplied emphasis, is intended to be used for definitive proxy publication.

In the interest of company cost savings and improving the efficiency of the rule 14a-8 process please communicate via email to *** FISMA & OMB Memorandum M-07-16 ***

Your consideration and the consideration of the Board of Directors is appreciated in support of the long-term performance of our company. Please acknowledge receipt of this proposal promptly by email to *** FISMA & OMB Memorandum M-07-16 ***

Sincerely,



John Chevedden

*** FISMA & OMB Memorandum M-07-16 ***



Date

cc: Stephanie Shinn <Stephanie_Shinn@baxter.com>
Corporate Secretary
T: 847 948-2000
F: 847 948-3642
F: 847-948-2450

[BAX: Rule 14a-8 Proposal, October 25, 2012, Revised November 23, 2012]

4* – Special Shareowner Meeting Right

Resolved, Shareowners ask our board to take the steps necessary unilaterally (to the fullest extent permitted by law) to amend our bylaws and each appropriate governing document to give holders of 10% of our outstanding common stock (or the lowest percentage permitted by law above 10%) the power to call a special shareowner meeting.

This includes that such bylaw and/or charter text will not have any exclusionary or prohibitive language in regard to calling a special meeting that apply only to shareowners but not to management and/or the board (to the fullest extent permitted by law). This proposal does not impact our board's current power to call a special meeting.

Special meetings allow shareowners to vote on important matters, such as electing new directors that can arise between annual meetings. Shareowner input on the timing of shareowner meetings is especially important when events unfold quickly and issues may become moot by the next annual meeting. This proposal topic won more than 60% support at CVS, Sprint and Safeway.

This proposal should also be evaluated in the context of our Company's overall corporate governance as reported in 2012:

GMI/The Corporate Library, an independent investment research firm, rated our company "High Concern" in Executive Pay – $22 million for CEO Robert Parkinson.

Thomas Stallkamp was on our executive pay and audit committees and had Kmart bankruptcy experience on his resume. Mr. Stallkamp also had 12-years long-tenure at Baxter. Director independence can erode after 10-years. Kornelis Storm was on our audit committee and received by far our highest negative votes which may be related to his age and his having seats on the boards of 4 companies. We did not have a new director for 5-years. Then Uma Chowdhry and Thomas Chen were appointed. Neither had any director experience at a major company. Both had been retired since 2010. Thanks to James Gavin, nomination committee chairman.

In 2012 we gave 90%+ support each to shareholder proposals for annual election of each director (declassification) and a right to a simple majority voting standard. Our management said that both proposals will be on our 2013 annual meeting ballot as management proposals.

However both of these proposals may be doomed to failure because we already gave 90%+ support to a 2011 management proposal for annual election of each director and our management said that the 90%+ vote was a failed vote with this explanation in the 8-K:

(g) By the following vote, shareholders did not approve the proposal (which required the affirmative vote of two-thirds of the 44,281 holders of outstanding shares of the company common stock as of the record date) to amend Article SIXTH of the Company's amended and restated certificate of incorporation to eliminate the classified board structure.

For 3,723
Against 293
Abstain 159

Please encourage our board to respond positively to this proposal to strengthen our corporate governance:

Special Shareowner Meeting Right – Proposal 4*

Notes:
John Chevedden, *** FISMA & OMB Memorandum M-07-16 *** sponsored this proposal.

Please note that the title of the proposal is part of the proposal.

*Number to be assigned by the company.

This proposal is believed to conform with Staff Legal Bulletin No. 14B (CF), September 15, 2004 including (emphasis added):

> Accordingly, going forward, we believe that it would not be appropriate for companies to exclude supporting statement language and/or an entire proposal in reliance on rule 14a-8(l)(3) in the following circumstances:
>
> - the company objects to factual assertions because they are not supported;
> - the company objects to factual assertions that, while not materially false or misleading, may be disputed or countered;
> - the company objects to factual assertions because those assertions may be interpreted by shareholders in a manner that is unfavorable to the company, its directors, or its officers; and/or
> - the company objects to statements because they represent the opinion of the shareholder proponent or a referenced source, but the statements are not identified specifically as such.
>
> ***We believe that it is appropriate under rule 14a-8 for companies to address these objections in their statements of opposition.***

See also: Sun Microsystems, Inc. (July 21, 2005).
Stock will be held until after the annual meeting and the proposal will be presented at the annual meeting. Please acknowledge this proposal promptly by email [*** FISMA & OMB Memorandum M-07-16 ***